GALIANO GOLD PROVIDES ABORE EXPLORATION UPDATE

Vancouver, British Columbia, July 6, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) is pleased to announce an update from its 2020 exploration program underway at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano.  The previously announced 2020 exploration program at the AGM (see news release dated May 5, 2020) consisting of approximately 36,000m of Diamond (DD) and Reverse Circulation (RC) drilling, has been underway with four drill rigs and is now approximately 40% completed.  This news release provides an update on the drilling and results for the Abore open pit.

Highlights

  Drilling highlights (see Table 1 for details):
    Hole 029:  28 meters @ 4.9 g/t gold (from 75m to 103m)
    Hole 024: 6 meters @ 24.3 g/t gold (from 70m to 76m)
    Hole 018: 3 meters @ 11.3 g/t gold (from 48m to 51m)
    Hole 005: 9 meters @ 3.6 g/t gold (from 106m to 115m)
    Hole 013: 16 meters @ 1.9 g/t gold (from 84m to 100m)
  Mineralization extended at the north end of the main pit and in the north pit, open along strike with a follow-up drill program planned this quarter
  Inferred Mineral Resources infill drilled and confidence in Indicated Mineral Resources in main pit improved
  Initial drilling program at Abore complete with 5,662 meters consisting of 3,331 meters of RC and 2,331 meters of DD
  Core logging complete with 80% of samples submitted and 77% of sample results received

"Our second set of drill results from our 2020 exploration program were promising. They extend the known mineralization at Abore to the north and justify planned further drilling that will continue to test for mineralization along strike," said Greg McCunn, Chief Executive Officer.  "Abore plays an important role in our objective of replacing depletion in 2020 and 2021 and the recent drill results at Abore add to the drill results from the Akwasiso pit.  We expect Abore and Akwasiso to be the main sources of ore supplementing our Esaase pit in H2 2020 and through 2021 and we believe that we have shown the potential for resource expansion at both pits with our drill program."

The Abore pit is located about 13km north of the processing plant, on the Esaase ore haul road and was mined by a previous operator in the early 2000's.  Mining operations are scheduled to resume at Abore in late 2021 and the purpose of the current drill program was to upgrade Inferred Mineral Resources to Indicated Mineral Resources and test extensions of the orebody to the north.  Mineral Reserves and Resources1 at the Abore deposit as at December 31, 2019 were as follows:

  4.7 Mt of Indicated Resources at 1.46 g/t gold (221 koz contained gold), and
  0.9 Mt of Inferred Resources at 1.69 g/t gold (48 koz contained gold), including

  2.8 Mt of Probable Reserves at 1.42 g/t gold (127 koz continued gold).

The current drilling program (3,315 meters of RC drilling and 2,347 meters of DD over 32 holes) appears to have successfully provided infill drilling in the main pit area, targeting an upgrade to Inferred Mineral Resources and improved confidence in Indicated Mineral Resources.  In addition, hole 024 delineated an extension of the mineralization to the north end of the main pit with 6 meters at 24.3 g/t gold intercepted and hole 029 also defined an extension of the mineralization in the north pit with 28 meters at 4.9 g/t gold intercepted.  Mineralization is open along strike to the north-east of the north pit and a follow up drill program is planned during this quarter.

With approximately 77% of the results returned so far, key intercepts are shown in Table 1. Estimates of the contribution of this material to the Mineral Resources and Reserves at the AGM, if any, will become part of the end-of-year updated Resource Estimate expected to be dated December 31, 2020 and published in Q1 2021.

Table 1.  Key intercepts in Current Abore Drill Holes

Hole ID	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Intercept Description
ABPC20-001	1	3	2	0.7	2m @ 0.7 g/t
ABPC20-001	118.32	123.16	4.84	0.6	4.84m @ 0.6 g/t
ABPC20-001	127.5	129.5	2	2	2m @ 2.0 g/t
ABPC20-001	144.85	150.9	6.05	0.9	6.05m @ 0.9 g/t
ABPC20-002	106	108.63	2.63	1	2.63m @ 1.0 g/t
ABPC20-002	112	117	5	1	5m @ 1.0 g/t
ABPC20-004	86	90	4	0.8	4m @ 0.8 g/t
ABPC20-004	101	106	5	0.5	5m @ 0.5 g/t
ABPC20-004	118	122	4	0.7	4m @ 0.7 g/t
ABPC20-005	67	76	9	0.6	9m @ 0.6 g/t
ABPC20-005	80	82	2	0.9	2m @ 0.9 g/t
ABPC20-005	86	101	15	1.5	15m @ 1.5 g/t
ABPC20-005	106	115	9	3.6	9m @ 3.6 g/t
ABPC20-006	93	98	5	0.6	5m @ 0.6 g/t
ABPC20-006	114	121	7	0.8	7m @ 0.8 g/t
ABPC20-006	135	137	2	0.6	2m @ 0.6 g/t
ABPC20-006	147	156	9	1.1	9m @ 1.1 g/t
ABPC20-007	75	79	4	0.7	4m @ 0.7 g/t
ABPC20-007	89	100	11	1.4	11m @ 1.4 g/t
ABPC20-009	1	2	1	1.3	1m @ 1.3 g/t
ABPC20-013	65	80	15	0.8	15m @ 0.8 g/t
ABPC20-013	84	100	16	1.9	16m @ 1.9 g/t
ABPC20-022	34	38	4	0.6	4m @ 0.6 g/t
ABPC20-024	53	55	2	1.1	2m @ 1.1 g/t
ABPC20-024	70	76	6	24.3	6m @ 24.3 g/t

ABPC20-024	82	83	1	1.3	1m @ 1.3 g/t
ABPC20-024	91	96	5	1.2	5m @ 1.2 g/t
ABPC20-025	69	81	12	0.8	12m @ 0.8 g/t
ABPC20-025	88	99	11	0.6	11m @ 0.6 g/t
ABPC20-031	7	13	6	0.8	6m @ 0.8 g/t
ABPC20-031	69	71	2	1.3	2m @ 1.3 g/t
ABPC20-031	76	78	2	1.9	2m @ 1.9 g/t
ABPC20-032	46	51	5	2	5m @ 2.0 g/t
ABPC20-032	59	73	14	1.8	14m @ 1.8 g/t
ABPC20-032	78	94	16	0.6	16m @ 0.6 g/t
ABRC20-012	45	54	9	0.8	9m @ 0.8 g/t
ABRC20-012	58	61	3	1.9	3m @ 1.9 g/t
ABRC20-012	66	68	2	0.6	2m @ 0.6 g/t
ABRC20-012	75	77	2	5.6	2m @ 5.6 g/t
ABRC20-012	83	91	8	1.3	8m @ 1.3 g/t
ABRC20-012	101	117	16	1.6	16m @ 1.6 g/t
ABRC20-012	122	124	2	3.4	2m @ 3.4 g/t
ABRC20-017	84	106	22	0.8	22m @ 0.8 g/t
ABRC20-017	111	116	5	5.7	5m @ 5.7 g/t
ABRC20-017	127	133	6	1.1	6m @ 1.1 g/t
ABRC20-018	13	17	4	0.7	4m @ 0.7 g/t
ABRC20-018	48	51	3	11.3	3m @ 11.3 g/t
ABRC20-018	89	94	5	1.2	5m @ 1.2 g/t
ABRC20-021	67	69	2	1.2	2m @ 1.2 g/t
ABRC20-021	81	87	6	1.4	6m @ 1.4 g/t
ABRC20-021	99	114	15	0.9	15m @ 0.9 g/t
ABRC20-021	120	122	2	1.2	2m @ 1.2 g/t
ABPC20-022	34	38	4	0.6	4m @ 0.6 g/t
ABPC20-024	53	55	2	1.1	2m @ 1.1 g/t
ABPC20-024	70	76	6	24.3	6m @ 24.3 g/t
ABPC20-024	82	83	1	1.3	1m @ 1.3 g/t
ABPC20-024	91	96	5	1.2	5m @ 1.2 g/t
ABRC20-029	75	103	28	4.9	28m @ 4.9 g/t
ABPC20-031	7	13	6	0.8	6m @ 0.8 g/t
ABPC20-031	69	71	2	1.3	2m @ 1.3 g/t
ABPC20-031	76	78	2	1.9	2m @ 1.9 g/t
ABPC20-032	46	51	5	2	5m @ 2.0 g/t
ABPC20-032	59	73	14	1.8	14m @ 1.8 g/t
ABPC20-032	78	94	16	0.6	16m @ 0.6 g/t

Note:  Intervals indicated are not true widths as there is insufficient geologic information to calculate true widths.  However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

The Abore geological setting is typical of the Asankagrawa belt with sedimentary sequence of shale and siltstone intruded by a tabular granitic body.  Mineralization occurs in steeply west-dipping quartz vein arrays along the eastern margin of the granite contact with the metasediments and within the granite.  VTEM electromagnetic surveys and anomalous soil samples support extrapolation of the mineralization to the north-east.

Figure 1.  Perspective view of the of the Abore Pit looking north.    Blue dots and traces are holes drilled in the current campaign.  Key intercepts are shown.

Figure 2.  Plan view of the northern portion of the Abore pit showing drill holes from the current campaign (green dots and drill traces).  Drill holes were drilled to test depth extensions of mineralization and fill gaps in data for resource estimation purposes.  Significant grades over >25m intervals (not true widths)  at the northeastern end of the pit (Figure 3) are encouraging for the prospect of continued mineralization to the northeast where anomalous soil samples along strike with current mineralization are also coincident with the host shear zone as inferred from VTEM geophysical data.

Figure 3. Cross sections for drill hole ABRC20-29 showing the location of a 28m @ 4.9 g/t Au intercept beneath a 32m @ 2.5 g/t Au intercept.

Footnotes:

1 Refer to the 43-101 Technical Report (amended and restated) for the Asanko Gold Mine dated June 9, 2020 for further information on Mineral Reserves and Resources, including the effective date of the Mineral Reserve and Resource estimates, the key assumptions, parameters and methods used to estimate the Mineral Resources and Reserves and risks associated with the Mineral Resource and Reserve estimate.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

Qualified Person and QA/QC

Dr. Paul Klipfel, CPG, Senior Vice President Exploration of Galiano Gold Inc., is a Qualified Person as defined by Canadian NI 43-101 and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Dr. Klipfel is responsible for all aspects of the work including the Quality Control/Quality Assurance programs and has verified the data disclosed. Dr. Klipfel is not independent of Galiano Gold Inc.

Certified Reference Materials and Blanks are inserted by Galiano Gold into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples.  All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish.  Intertek Minerals Ltd. does their own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking.  Higher grade samples are re-analysed from pulp or reject material or both.  Intertek is an international company operating in 100 countries and is independent of Galiano.  It provides testing for a wide range of industries including the mining, metals, and oil sectors.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements with respect to the Company's exploration program, including the size and scope of the program, the nature of the exploration to be undertaken by the Company as part of the exploration program, the aim and expected results of the exploration program (including its ability to delineate mineralization to replace mining depletion, to upgrade inferred mineral resources to indicated mineral resources and to extend the ore body) and the nature and timing of future exploration programs; information regarding planned future drilling and mining; statements regarding future mining at the Abore and Akwasiso pit, including with respect to the extraction of ore in H2 2020 and through 2021; the expected timelines associated therewith; and the anticipated inclusion of drill results, and the mineralization defined thereby, if any, in the AGM's planned annual Mineral Reserve update as at December 31, 2020. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the exploration program proceeding as anticipated; the exploration program achieving the targets and milestones included therein in the manner and on the timelines anticipated therein; the nature of drilling and exploration targets conforming to current expectations; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.